United States Securities and Exchange Commission Washington, D.C. 20549 FORM 12b-25 Notification of Late Filing
SEC File Number: 000-21236 CUSIP Number: 03823710 3

(Check one):	[X] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q [ ] Form 10-D [ ] Form N-SAR [ ] Form N-CSR

For Period Ended: October 31, 2006
___	Transition Report on Form 10-K
___	Transition Report on Form 20-F
___	Transition Report on Form 11-K
___	Transition Report on Form 10-Q
___	Transition Report on Form N-SAR
For the Transition Period Ended: ___________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
_______________________________________________________________________________________

Part I — Registration Information

Applied Signal Technology, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

400 West California Avenue
Address of Principal Executive Office (Street and Number)

Sunnyvale, California 94086
City, State and Zip Code

Part II — Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]	(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X]	(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
[ ]	(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III — Narrative

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

Applied Signal Technology, Inc. (the “Company”), is unable to file its annual report on Form 10-K (the “Form 10-K”) for the year ended October 31, 2006 (“Fiscal 2006”) by the prescribed filing date of January 16, 2006, without unreasonable expense or effort, as a result of the following.

In connection with our review of our financial results for the fiscal year ended October 31, 2006, we commenced a voluntary internal review of our historical stock option grant practices and procedures and related accounting. We reviewed all of our grants of stock options from the date of our initial public offering to the present. As a result of our review, we determined that there were problems with the accounting treatment of stock option grants made on various dates to newly-hired non-officer employees, and on an annual grant to non-officer employees made on November 18, 1999, and that the recorded grant date for these stock options should not be relied upon as the measurement date for accounting purposes. In connection with the option grants to newly hired non-officer employees, we used improper measurement dates as to some of these grants because the grant price was associated with a date prior to the employee’s respective date of employment. We used an improper measurement date as to the annual grant made to non-officer employees on November 18, 1999, because the number of shares individual employees were entitled to receive was not determined until after the original grant date, and therefore the measurement date for such options was subsequent to the original grant date. Because the price at the originally stated grant date was lower than the prices on the actual dates of determination, we determined we should have recognized additional stock-based compensation expense for each of these grants.

We are conducting an analysis to determine what adjustments need to be made to our historical financial statements. Based on our analysis to date, we anticipate that we may be required to record additional non-cash, stock-based compensation expense. Although we have not completed our work, nor reached final conclusions regarding the impact of this review, we expect to recognize non-cash charges for stock-based compensation expense for the affected periods. Such stock-based compensation charges would have the effect of decreasing income from operations, decreasing net income and decreasing retained earnings figures, as well as increasing additional paid in capital, total liabilities, and total assets. We do not expect that any additional non-cash, stock-based compensation expense recorded will affect the Company’s previously reported cash positions or revenues. The cumulative effect of the restatement adjustments is expected to result in a decrease in retained earnings for the year ended October 31, 2004 of approximately $1.0 to $1.7 million.

On January 9, 2007, the Audit Committee of the Board (the “Audit Committee”) determined, after consultation with management, that our financial statements and all earnings releases and similar communications relating to fiscal years 2000 through 2005, should no longer be relied upon. The Audit Committee also determined that we should restate our financial statements for fiscal years 2000 through 2005, to reflect adjustments prompted by the findings to date. We intend to reflect these restated financial statements in its Annual Report on Form 10-K for the fiscal year ended October 31, 2006, which we expect to file shortly. Until final determination of the amount of the charges is complete, and we have determined the prior periods affected, management will not be able to complete the preparation of our financial statements as of and for the year ended October 31, 2006. We have completed a draft of our Form 10-K for Fiscal 2006, and provided our initial determination of the amount of the charges and the periods affected to our independent registered public accountants. We expect that this determination will be completed in time for the Company to file its Form 10-K for Fiscal 2006 within the extension granted by this filing.

Part IV — Other Information

(1) Name and telephone number of person to contact in regard to this notification

James E. Doyle, Chief Financial Officer, (408) 522-2851
(Name) (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

[X] Yes	[ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ?

[X] Yes	[ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company’s results of operations for the year ended October 31, 2006, to be reported in the Annual Report on Form 10-K, will reflect significant changes from the prior fiscal year, unrelated to the causes for the delay described in Part III. On December 18, 2006, the Company issued a press release reporting our results for the year ended October 31, 2006, a copy of which was furnished with a report on Form 8-K on December 20, 2006. Until completion of the review referenced above, however, the Company cannot be certain that these reported results will not change as a result of the review. The Company currently anticipates that our Form 10-K will reflect adjustments to our balance sheet from the result originally reported in our press release, dated December 18, 2006, for the quarter and fiscal year ended October 31, 2006, as a result of the conclusions of our review of our historical stock option grants described above.

Applied Signal Technology, Inc. (Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.
Dated January 16, 2007	By /s/ James E. Doyle James E. Doyle Chief Financial Officer